Filed by Golub Capital Investment Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: Golub Capital Investment Corporation
Commission File No. 814-01128

GOLUB CAPITAL

YOUR VOTE IS IMPORTANT

Dear Stockholder:

According to our latest records, we have not yet received your voting instructions for the Special Meeting of Stockholders of Golub Capital Investment Corporation ("GCIC") to be held on **Wednesday, September 4th, 2019**, in connection with GCIC's proposed merger with Golub Capital BDC, Inc. ("GBDC").

Your vote is extremely important, no matter how many shares you hold.

Part of my urgency stems from my excitement over the benefits we believe the proposed merger will provide our stockholders. The GCIC Board of Directors has unanimously recommended that stockholders vote in favor of the transaction-related proposal.

Your vote **FOR** the proposal will create meaningful value for GCIC stockholders through the following anticipated benefits:

- **Premium to net asset value at closing**[1]
- **Increased scale and liquidity**
- **Incremental earnings power to support a potential increase in GBDC's quarterly dividend**[2]
- **Merger with a known, diversified portfolio**
- **Greater debt capital flexibility**
- **Operational synergies**
- **More favorable incentive fee structure**[3]

Voting now will allow us to complete the business of the Special Meeting of Stockholders without delay. If you need assistance voting your shares, please call GCIC's proxy administrator, AST Fund Solutions, LLC, toll-free at 1-866-416-0565.

On behalf of your Board of Directors, thank you for your cooperation and partnership.

Sincerely yours,

David B. Golub
President and Chief Executive Officer

THREE WAYS TO VOTE

PHONE

WITHOUT A PROXY CARD

Call 1-866-416-0565 Monday to Friday, 9:00 am to 10:00 pm ET to speak with a proxy specialist.

WITH A PROXY CARD

Call 1-888-227-9349 with a touch-tone phone to vote using an automated system.

ONLINE

WWW.PROXYONLINE.COM

Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

MAIL

VOTE PROCESSING

Mark, sign and date your ballot and return it in the postage-paid envelope provided.

[1] The actual premium to net asset value will be based on the trading price of GBDC's common stock and GCIC's net asset value on the date of the closing of the proposed merger and certain transaction adjustments resulting from the proposed merger.

[2] GBDC's Board of Directors intends to increase the quarterly dividend to $0.33 per share post-merger, provided that it reserves the right to revisit this intention if market conditions or GBDC's prospects meaningfully change.

[3] As compared to the post-liquidity event incentive fee structure at GCIC. Closing of the merger is conditioned on approval by GBDC stockholders of certain other changes to GBDC's investment advisory agreement with GC Advisors, LLC.

DISCLOSURES

Information Regarding This Solicitation of Proxies

GCIC and GBDC will equally bear the cost of preparing, printing and mailing the Proxy Statement (as defined below) and the applicable accompanying Notice of Special Meeting of Stockholders and proxy card. GCIC and GBDC intend to use the services of GC Advisors LLC ("GC Advisors"), the Company's investment adviser, to aid in the distribution and collection of proxy votes. GCIC and GBDC expect to pay market rates for such services.

No additional compensation will be paid to directors, officers or regular employees for such services.

GCIC stockholders may vote in person at the GCIC special meeting or by proxy in accordance with the instructions provided below. A GCIC stockholder may vote by proxy by following the directions and indicating your instructions on your proxy card, dating and signing the proxy card, and promptly returning the proxy card in the envelope provided, which requires no postage if mailed in the United States. A GCIC stockholder may also authorize a proxy by telephone or through the Internet using the toll-free telephone numbers or web address printed on your proxy card. Authorizing a proxy by telephone or through the Internet requires you to input the control number located on your proxy card. After inputting the control number, you will be prompted to direct your proxy to vote on each proposal. You will have an opportunity to review your directions and make any necessary changes before submitting your directions and terminating the telephone call or Internet link.

You may revoke your proxy and change your vote by giving notice at any time before your proxy is exercised. A revocation may be effected by resubmitting voting instructions via the Internet voting site, by telephone, by obtaining and properly completing another proxy card that is dated later than the original proxy card and returning it, by mail, in time to be received before the GCIC special meeting, by attending the GCIC special meeting and voting in person, or by a notice, provided in writing and signed by you, delivered to GCIC's Secretary on any business day before the date of the GCIC special meeting.

Forward-Looking Statements

This communication may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of GCIC, GBDC, or, following the proposed merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "anticipate," "predict," "potential," "plan" or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GCIC and GBDC with the Securities and Exchange Commission ("SEC"), including those contained in the Proxy Statement, when such documents become available. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the proposed merger on the expected timeline, or at all, failure of GCIC or GBDC to obtain the requisite stockholder approval for the Proposals set forth in the Proxy Statement, the ability to realize the anticipated benefits of the proposed merger, effects of disruption on the business of GCIC and GBDC from the proposed merger, the effect that the announcement or consummation of the proposed merger may have on the trading price of GBDC's common stock on The Nasdaq Global Select Market; the combined company's plans, expectations, objectives and intentions as a result of the proposed merger, any decision by GCIC to pursue continued operations, any termination of the Agreement and Plan of Merger by and between GBDC, GCIC, Fifth Ave Subsidiary Inc., GC Advisors, and, for certain limited purposes, Golub Capital LLC, future operating results of GCIC or GBDC, the business prospects of GCIC and GBDC and the prospects of their portfolio companies, actual and potential conflicts of interests with GC Advisors and other affiliates of Golub Capital LLC, general economic and political trends and other factors, the dependence of GCIC's and GBDC's future success on the general economy and its effect on the industries in which they invest, and future changes in laws or regulations and interpretations thereof. Each of GCIC and GBDC undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GCIC and GBDC, along with related proposals for which stockholder approval is being sought (collectively, the "Proposals"). In connection with the Proposals, each of GCIC and GBDC intend to file relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GBDC and GCIC and a prospectus of GBDC (the "Proxy Statement"). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. **STOCKHOLDERS OF EACH OF GCIC AND GBDC ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GCIC, GBDC, THE PROPOSED MERGER AND THE PROPOSALS.** Investors and security holders may obtain the documents filed with the SEC free of charge at the SEC's web site, *http://www.sec.gov* or for documents filed by GBDC, from GBDC's website at *http://www.golubcapitalbdc.com*.

Participants in the Solicitation

GCIC and GBDC and their respective directors, executive officers and certain other members of management and employees of GC Advisors and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GCIC and GBDC in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GCIC and GBDC stockholders in connection with the Proposals is contained in the Proxy Statement. This document may be obtained free of charge from the sources indicated above.

GOLUB CAPITAL